SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Telular Corporation
(Name of Subject Company)

Telular Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.
Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Telular Corporation, a Delaware corporation (“Telular”), on May 10, 2013, as amended.  The Schedule 14D-9 relates to the tender offer by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:  As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D-9 under the heading “Litigation,” as further described below, Telular is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law, but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph to the end of the heading “Arrangements between Telular and Parent and Merger Sub - Merger Agreement”:

“Post-Transaction Employment and Other Arrangements

No members of Telular’s senior management have entered into any equity rollover agreements with Avista.  Instead, as discussed under 'Arrangements between Telular and its Executive Officers, Directors and Affiliates,' all Telular stock options and restricted stock units will be cashed out following consummation of the Merger.

Avista discussed with certain members of Telular’s management that the portfolio companies in which Avista invests typically have an incentive pool for the benefit of certain of the portfolio company's employees, consultants and outside directors, that such incentive pool typically is in the form of stock options, and that such incentive pool typically constitutes approximately 10% of the outstanding shares.  Avista had no discussions with Telular’s management as to size of the incentive pool for Telular following the closing of the merger, the expected participants of any such incentive pool, or the expected allocations of the incentive pool among any participants.  Avista also discussed with certain members of Telular’s management that Avista typically expects the senior management team of a portfolio company to invest capital into such portfolio company to further align the interests of management with the interests of Avista, but no discussions took place as to any potential investment by Telular’s management following the closing of the Merger or the amount, form, terms or conditions of any such investment.  Avista discussed with Mr. Charak that it would be interviewing candidates to serve as the Chief Executive Officer of Telular following the closing of the merger and that it would also consider candidates from the existing management team to serve in such role.  In addition, Avista had general discussions with members of Telular’s management regarding employment opportunities following the closing of the merger and indicated that it did not expect to bring in a new management team to replace the existing team, but no specific discussions took place between Avista and Telular’s management with respect to the terms and conditions of such post-closing employment arrangements.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the columns below that are entitled “Shares Owned” and “Shares Tendered Pursuant to the Offer” into the table under the heading “Summary of Certain Benefits Payable in Connection with the Contemplated Transactions”:

Name	Shares Owned	Shares Tendered Pursuant to the Offer
	(#)	($)
Directors
Lawrence S. Barker	47,142	594,460.62
Betsy J. Bernard	-	-
Brian J. Clucas	8,150	102,771.50
John Handy	-	-
Jeffrey Jacobowitz	95,000	1,197,950.00
M. Brian McCarthy	8,359	105,406.99

Named Executive Officers
Joseph A. Beatty	64,676	815,564.36
Jonathan M. Charak	55,653	701,784.33
George S. Brody	62,020	782,072.20
Robert L. Deering	53,815	678,607.15
Henry J. Popplewell	1,274	16,065.14

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by revising the table under the heading  “Summary of Certain Benefits Payable in Connection with the Contemplated Transactions” to relabel the column currently entitled “Shares Tendered Pursuant to the Offer” as “Shares Underlying Option and RSU Awards” and to replace the symbol “($)” with the symbol “(#)” in such column.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the sixth paragraph under the heading “Background of the Offer”:

“In its indication of interest, Financial Sponsor A stated that, subsequent to the consummation of the contemplated going-private transaction, it intended to retain Telular’s current senior management team.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences after the second sentence in the ninth paragraph under the heading “Background of the Offer”:

“Telular received engagement proposals from each of the investment banking firms to provide financial advisory services in connection with a possible sale of Telular. Telular did not seek separate proposals for each of the services to be provided.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences at the end of the nineteenth paragraph under the heading “Background of the Offer”:

“At the Board’s September 5, 2012 meeting, Oppenheimer discussed with the Board, for illustrative purposes, a preliminary financial analysis of Telular, including preliminary selected companies, selected precedent transactions, discounted cash flow and leveraged buyout analyses.  Some of the implied results from these preliminary financial analyses yielded different implied per share equity reference ranges than those derived from Oppenheimer’s financial analyses performed in April 2013 in connection with its opinion to the Board with respect to the consideration payable in the Offer.  Among other factors, these differences were due to changes in trading prices, management projections and other information and continued refinement of such analyses.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence under the twenty-ninth paragraph under the heading “Background of the Offer” in its entirety with the following:

“Also on October 5, 2012, an additional strategic buyer (‘Strategic Buyer C’), with which Telular had an existing commercial relationship, submitted a non-binding indication of interest to acquire all outstanding Shares for $11.50 to $12.00 per share in cash based on an enterprise value range of $225 - $234 million, subject to completion of due diligence and other customary conditions.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences to the end of the thirty-fourth paragraph under the heading “Background of the Offer”:

“Telular’s senior management felt that the condition imposed by Financial Sponsor B was not competitive with the bids submitted by the other potential bidders.  No further negotiations occurred between Telular and Financial Sponsor B after this date.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirty-fifth paragraph under the heading “Background of the Offer” in its entirety with the following:

“On October 18, 2012, Strategic Buyer B’s Chief Executive Officer contacted Mr. Beatty by telephone to indicate that Strategic Buyer B was no longer interested in a potential acquisition of Telular due to concerns related to management’s ability to achieve its projections.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the forty-second paragraph under the heading “Background of the Offer” in its entirety with the following:

“On November 8, 2012, as part of ordinary course marketing efforts, a representative of Oppenheimer met with Brendan Scollans, a Partner of Avista, at Avista's offices in New York.  During the meeting, Mr. Scollans indicated interest in the M2M wireless communications industry and the Oppenheimer representative and Mr. Scollans decided to arrange a follow-up meeting.  No specific interest was expressed by Avista in Telular at the November 8th meeting.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the forty-fifth paragraph under the heading “Background of the Offer” in its entirety with the following:

“On January 10, 2013, as a follow-up to their November 8, 2012 meeting, representatives from Oppenheimer met with Mr. Scollans, Mr. Seskin and Robert Girardi, a Vice President of Avista, at Avista's offices in New York to further discuss the M2M wireless communications industry.  At this meeting, a number of companies in the M2M wireless communications industry were discussed, including Telular.  The representatives from Avista expressed interest in an introduction to Telular, which was subsequently arranged by representatives of Oppenheimer.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as a new paragraph at the end of the forty-seventh paragraph under the heading “Background of the Offer”:

“In February 2013, the Board engaged Spencer Stuart, an executive search consulting firm based in Chicago, Illinois.  On the Board’s behalf, Spencer Stuart identified a number of candidates who were not current members of Telular’s management team for the CEO position.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the forty-eighth paragraph under the heading “Background of the Offer”:

“Thereafter, Telular’s Board considered whether Mr. Beatty’s resignation would affect Telular’s ability to sell Telular for a fair price and determined that there would be no such impact.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as a new paragraph at the end of the forty-eighth paragraph under the heading “Background of the Offer”:

“On February 5, 2013, the Board held a regular meeting with Telular’s senior management.  During the meeting, Mr. Beatty notified the Board that a potential strategic buyer ('Strategic Buyer E') may have renewed interest in acquiring Telular.  The Board authorized management to contact Strategic Buyer E.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences after the first sentence in the forty-ninth paragraph under the heading “Background of the Offer”:

“Ms. Bernard notified the Board that she had received a phone call from the Chairman of the Board of Directors of Strategic Buyer E, who informed her that Telular should not expect further contact until Strategic Buyer E completed its strategic review which was expected to last between six and eight weeks.  Ultimately, Strategic Buyer E never reengaged with Telular with respect to a potential transaction with Telular.  Strategic Buyer E also did not accept an invitation to participate in Telular’s 'go-shop' process.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence to the end of the forty-ninth paragraph under the heading “Background of the Offer”:

“Consistent with fulfilling its fiduciary obligation to the investors, the Board agreed to explore potential strategic alternatives in order to maximize shareholder value.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifty-second paragraph under the heading “Background of the Offer” in its entirety with the following:

“On March 8, 2013, Avista executed a non-disclosure agreement with Telular.  Thereafter, in accordance with the Board’s directives, Oppenheimer sent Avista a management presentation that excluded financial information regarding Telular since such financial information was in the process of being updated by management.  Avista received a revised management presentation containing updated financial information regarding Telular (including projections through 2015) in connection with a formal management presentation in Chicago on March 16, 2013.  Each interested party that signed a non-disclosure agreement and continued to express interest in a transaction with Telular after March 16, 2013 received the same updated financial information regarding Telular given to Avista on that date.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the sixty-fifth paragraph under the heading “Background of the Offer” in its entirety with the following:

“Also on April 11, 2013, the Board held a special in-person meeting with Telular’s senior management to receive an update on Telular’s third-party solicitation process.  Representatives of Telular’s legal and financial advisors also attended this meeting by telephone.  During this meeting, Oppenheimer updated the Board regarding discussions with potential bidders since the last Board meeting and also discussed with the Board financial aspects of Strategic Party C's indicative proposal received on March 25th and noted for the Board that the three remaining bidders had been requested to submit final proposals by April 25th.  The Board evaluated Strategic Buyer C’s proposal to acquire only Telular’s SkyBitz and TankLink businesses (including a purchase price of $90 million, which would have resulted in estimated after-tax proceeds of $88.5 million). The Board also evaluated the strategic and financial considerations raised by this proposal, principally, the potential impact on Telular, both on a stand-alone basis and as a potential acquisition target, of a sale of the SkyBitz and TankLink businesses, which potentially would make it more difficult to maintain certain synergies as a combined company, could adversely impact Telular’s stock price and could limit strategic alternatives available to Telular, all of which could have an adverse impact on shareholder value that would not likely be made up by the proceeds received from such a sale.  In connection with evaluating Strategic Buyer C’s proposal, the Board also considered the prospects for a separate sale of the Telguard business if the SkyBitz and TankLink businesses were sold to Strategic Buyer C, which the Board concluded after discussion were not favorable.  Although the Board did not request or obtain separate valuations of Telular’s SkyBitz and TankLink businesses, or actively pursue separate sales of these businesses with other potential suitors, following this discussion and a further discussion of the Board’s fiduciary duties, the Board concluded that, as a result of the foregoing reasons, Strategic Buyer C’s proposal was inadequate and that a potential sale of the entire company, or remaining independent, was preferable from the perspective of maximizing shareholder value, to a sale of only the SkyBitz and TankLink businesses.  Although prior to the April 11, 2013 Board meeting, Oppenheimer identified four potential strategic buyers of the Telguard business in a ‘second-step’ sale process, the Board did not request that these or other parties be contacted regarding a Telguard-only acquisition for the reasons stated above.  Consequently, the Board directed Oppenheimer to inform Strategic Buyer C of the Board’s view that Strategic Buyer C’s proposed purchase price was inadequate as well as the Board’s preference for a proposal for the entire company.  Oppenheimer was also directed to inform Strategic Buyer C that the Board was in discussions with another potential bidder that was interested in the acquisition of the entire company.  In accordance with the Board’s directives, Oppenheimer subsequently informed Strategic Buyer C of the Board’s views and preferences regarding Strategic Buyer C’s proposal and that Telular was in discussions with other parties with respect to the acquisition of the entire company.  The Board and Telular’s senior management took no further actions to explore a separate sale of the Telguard business and did not direct Oppenheimer to pursue a partial sale or other alternatives to a sale of the entire company.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the sixty-seventh paragraph under the heading “Background of the Offer” in its entirety with the following:

“On April 17, 2013, in accordance with the Board’s directives, Oppenheimer initiated contact with a potential strategic buyer ('Strategic Buyer D').  On April 8, 2013, Strategic Buyer D, which previously had indicated an interest in Telular to Mr. Beatty, executed a non-disclosure agreement with Telular and indicated that it would be interested in acquiring Telular together with a financial sponsor that also subsequently executed a non-disclosure agreement with Telular.  Although Strategic Buyer D was granted access to the data room that generally contained the same non-public information as the other potential strategic buyers (excluding certain competitively sensitive information), negotiations with Strategic Buyer D never advanced beyond initial discussions because of the Board’s concerns regarding Strategic Buyer D’s financial ability to consummate a transaction with Telular on its own and its ability to obtain necessary financing to consummate a transaction even with the assistance of a financial sponsor.  In addition to these concerns, the Board was concerned that Strategic Buyer D, as a smaller competitor of Telular, may have been participating in the process in order to obtain non-public information on Telular.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences after the fifth sentence in the seventy-sixth paragraph under the heading “Background of the Offer”:

“The Board also discussed the status of its CEO search, noting that the Board had reached consensus on a final candidate to serve as the CEO, but there had not yet been any discussions regarding a formal offer due to the Board’s evaluation of the bids from Avista and Financial Sponsor A.  This CEO was not a member of the Telular management team.  The Board resolved that the Board would notify the CEO candidate if a merger agreement was executed, and that the final results of this search would be made available to the winning bidder for consideration in their search for a CEO.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the seventy-eighth paragraph under the heading “Background of the Offer” in its entirety with the following:

“Throughout April 27 and 28, 2013, negotiations continued with respect to the merger agreement, related disclosure schedules and Avista’s equity commitment letter and limited guaranty.  During these negotiations, the Board continued to seek an increase in the proposed purchase price, and ultimately persuaded Avista to increase its proposed purchase price from $12.50 to $12.61 per Share in cash in exchange for Telular’s agreement that it would be restricted from paying its regular quarterly dividend between signing and closing of the transaction.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third sentence in the eighty-first paragraph under the heading “Background of the Offer” in its entirety with the following:

“After May 29, 2013, subject to the terms and conditions set forth in the Merger Agreement, Telular was permitted to continue to negotiate through June 8, 2013 (as such date may be extended pursuant to the terms of the Merger Agreement) with certain third parties that submitted written alternative acquisition proposals for the entire company prior to May 29, 2013 (such third parties, ‘Excluded Parties’) and that the Board determined in good faith, after consultation with outside counsel and its financial advisors, were or would reasonably be expected to lead to a Superior Proposal (as such term is defined in the Merger Agreement).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the heading “Background of the Offer”:

“On June 14, 2013, Parent and Merger Sub waived the condition to the Offer related to Parent having received the proceeds contemplated by the Debt Commitment Letter.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last bullet point under the sub-heading “Reasons for Recommendation - Telular’s Third-Party Solicitation Process”:

“Some but not all of the companies identified in the ‘Selected Companies Analysis’ and ‘Selected Precedent Transactions Analysis’ below were contacted to determine their potential interest in submitting an offer to purchase Telular.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the sixth bullet point under the heading “Reasons for Recommendation” in its entirety with the following:

“Premium to Market Price.  The $12.61 per Share price represented a 31% premium over the closing price of the Shares on April 26, 2013, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced and a 27% premium over the 60-day average Share price. Please see ‘Opinion of Telular’s Financial Advisor’ for additional information regarding premiums paid in certain other all-cash transactions.”

 Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence in the first paragraph on page 24 under the heading “Opinion of Telular’s Financial Advisor” in its entirety with the following:

“In Oppenheimer’s selected companies analysis and selected precedent transactions analysis, an estimated present value of approximately $25.8 million for net operating loss carryforwards expected by Telular’s management to be utilized to reduce future federal income taxes payable by Telular was taken into account when deriving implied equity reference ranges for Telular from such analyses.  In Oppenheimer’s discounted cash flow analysis, the financial forecasts prepared by Telular’s management that were utilized for purposes of such analysis reflected the estimated potential future tax savings anticipated by such management to result from the utilization of such net operating loss carryforwards.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth sentence in the second paragraph under the heading “Opinion of Telular’s Financial Advisor - Selected Companies Analysis” in its entirety with the following:

“Oppenheimer then applied selected ranges (derived by banding approximately 15% above and below the median multiples observed) of calendar year 2013 and calendar year 2014 estimated revenue multiples of 1.03x to 1.39x and 1.15x to 1.55x, respectively, which resulted in implied equity reference ranges of approximately $6.45 to $8.43 per share and $8.03 to $10.57 per share, respectively. Oppenheimer then applied selected ranges (derived by banding approximately 15% above and below the median multiples observed) of calendar year 2013 and calendar year 2014 estimated adjusted EBITDA multiples of 7.7x to 10.4x and 5.2x to 7.1x, respectively, which resulted in implied equity reference ranges of approximately $11.31 to $15.01 per share and $9.99 to $13.22 per share, respectively.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence in the second paragraph under the heading “Opinion of Telular’s Financial Advisor - Selected Companies Analysis” in its entirety with the following:

“Based on the average of the implied per Share equity reference ranges derived, this analysis indicated the following overall approximate implied per Share equity reference range for Telular, as compared to the per Share cash consideration in the Offer and the Merger:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third sentence in the second paragraph under the heading “Opinion of Telular’s Financial Advisor - Selected Precedent Transactions Analysis” in its entirety with the following:

“Oppenheimer then applied a selected range (derived by banding approximately 15% above and below the median multiples observed) of latest 12 months revenue and adjusted EBITDA multiples of 1.02x to 1.38x and 7.4x to 10.1x, respectively, derived from the selected transactions to the latest 12 months (as of March 31, 2013) revenue and adjusted EBITDA of Telular. This resulted in implied equity reference ranges of approximately $5.90 to $7.69 per share and $9.55 to $12.63 per share, respectively.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence in the second paragraph under the heading “Opinion of Telular’s Financial Advisor - Selected Precedent Transactions Analysis” in its entirety with the following:

“Based on the average of the implied per Share equity reference ranges derived, this analysis indicated the following overall approximate implied per Share equity reference range for Telular, as compared to the per Share cash consideration in the Offer and the Merger:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence in the first paragraph under the heading “Opinion of Telular’s Financial Advisor - Discounted Cash Flow Analysis” in its entirety with the following:

“Oppenheimer performed a discounted cash flow analysis to calculate the estimated present value of the standalone after-tax free cash flows (calculated as adjusted EBITDA, less depreciation and amortization, less stock-based compensation, less cash taxes, plus depreciation and amortization, less capital expenditures, and less incremental investments in working capital) that Telular was forecasted to generate during the six-month period ending September 30, 2013 through the full fiscal year ending September 30, 2017.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second to last sentence in the first paragraph under the heading “Opinion of Telular’s Financial Advisor - Discounted Cash Flow Analysis” in its entirety with the following:

“The cash flows and terminal values were then discounted to present value using an end-of-year discount convention and discount rates ranging from 14.3% to 18.3% based on a weighted average cost of capital calculation.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second sentence in the first paragraph under the heading “Certain Company Projections” in its entirety with the following:

“However, Telular provided to Avista, in connection with its due diligence review, certain prospective financial information concerning Telular’s future financial condition and performance that had been prepared by management in the ordinary course of business in connection with its annual internal budget planning process conducted in the months leading up to Telular’s strategic review of alternatives, a summary of which projections (the ‘Projections’) Telular has included below.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph as the last paragraph under the heading “Certain Company Projections”:

“In addition to the Projections, management of Telular made the following financial projections available to Telular’s financial advisor:

	Projected

Fiscal Year Ended September 30	2013	2014	2015	2016	2017
		($ in millions, except per share values)
Revenue
Service Revenue	$59.7	$71.8	$82.8	$93.6	$104.7
Net Products Sales	42.5	44.6	48.6	51.9	55.2
Total Revenue	$102.1	$116.4	$131.4	$145.5	$159.9

% Service Growth	14.4%	20.3%	15.3%	12.9%	11.9%
% Product Growth	8.3%	5.1%	8.9%	6.9%	6.2%
% Total Growth	11.8%	14.0%	12.9%	10.7%	9.9%

Cost of Sales
Service Cost of Sales	$16.6	$19.4	$23.8	$28.2	$32.8
Net Product Cost of Sales	30.5	33.1	36.5	38.9	41.5
Cost of Sales	$47.1	$52.5	$60.3	$67.2	$74.3

Gross Profit
Service Gross Profit	$43.1	$52.4	$59.0	$65.3	$71.9
New Product Gross Profit	12.0	11.5	12.1	13.0	13.7
Total Gross Profit	$55.0	$64.0	$71.1	$78.3	$85.6

% Service Gross Margin	72.2%	73.0%	71.2%	69.8%	68.7%
% Product Gross Margin	28.2%	25.9%	24.9%	25.0%	24.8%
% Total Gross Margin	53.9%	54.9%	54.1%	53.8%	53.5%

Operating Expenses
Engineering and Development Expenses	$9.7	$10.4	$11.0	$11.7	$12.7
Selling and Marketing Expenses	13.5	14.3	15.4	16.5	17.9
General and Administrative Expenses	7.2	7.0	7.4	7.9	8.4
Total Operating Expenses	$30.5	$31.7	$33.8	$36.1	$39.0

EBITDA1	$24.6	$32.3	$37.3	$42.3	$46.6

Adjustments	-	-	-	-	-

Adjusted EBITDA1	$24.6	$32.3	$37.3	$42.3	$46.6

Cash Flow Items
Capital Expenditures	$1.6	$1.8	$2.1	$2.3	$2.7
Investment in Working Capital	$4.7	$1.4	$1.4	$1.7	$1.2

Projected Tax Rates2	6%	6%	6%	6%	40%

(1) The above financial information contains EBITDA and Adjusted EBITDA, which are considered non-GAAP performance measures.  Telular has chosen to use these performance measures to enable investors to perform additional analyses of past, present and future operating performance and as supplemental means of evaluating Telular's operations. The non-GAAP information should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from non-GAAP or other pro forma measures used by other companies. EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization, as and Adjusted EBITDA is EBITDA, as adjusted to exclude non-cash compensation, depreciation and amortization, net interest expense, income tax provision.  The following is a reconciliation of EBITDA and Adjusted EBITDA to Net Income (dollars in thousands and rounded to the nearest thousand):

	2013	2014	2015	2016	2017

	($ in millions, except per share values)
Net Income	$8.9	$13.0	$17.1	$21.1	$25.7

Adjustments:
Income Taxes	$5.1	$8.7	$11.4	$14.1	$17.1
Interest Expense, Net	$0.8	$0.6	$0.5	$0.3	$0.03
Depreciation	$1.5	$1.5	$1.7	$1.6	$1.6
Amortization	$6.3	$7.3	$5.5	$3.8	$0.6
Non-Cash Compensation	$1.9	$1.2	$1.3	$1.4	$1.6

EBITDA (non-GAAP)	$24.6	$32.3	$37.3	$42.3	$46.6
Adjusted EBITDA (non-GAAP)	$24.6	$32.3	$37.3	$42.3	$46.6

(2) As reflected in the chart above, Telular’s management projected tax rates applicable to potential tax savings from the utilization of net operating carryforwards to be 6% from 2013-2016 while Telular’s existing net operating loss (“NOL”) carryforwards remain available, and 40% when such NOL carryforwards are depleted, beginning in FY 2017.

Management of Telular also made the following financial projections regarding the Telguard business available to Telular’s financial advisor:

	Projected

Fiscal Year Ended September 30	2013	2014	2015	2016	2017
	($ in millions, except per share values)

Total Revenue	$54.1	$62.0	$68.7	$74.0	$77.9

Adjusted EBITDA1	$14.7	$17.8	$19.8	$21.3	$22.3

Depreciation & Amortization	$0.9	$1.5	$1.6	$1.4	$0.9
Stock-Based Compensation	$1.5	$0.7	$0.8	$0.9	$1.0
Capital Expenditures	$0.8	$1.0	$1.1	$1.2	$1.2
Net Working Capital	$5.2	$6.0	$7.2	$8.4	$9.5

(1) The above financial information contains Adjusted EBITDA, which are considered non-GAAP performance measures.  Telular has chosen to use these performance measures to enable investors to perform additional analyses of past, present and future operating performance and as supplemental means of evaluating Telular's operations. The non-GAAP information should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from non-GAAP or other pro forma measures used by other companies. EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization, as and Adjusted EBITDA is EBITDA, as adjusted to exclude non-cash compensation, depreciation and amortization, net interest expense, income tax provision.”

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraphs under the heading “Litigation”:

“On May 15, 2013, the plaintiff in the Eichenbaum Complaint requested that the court stay or dismiss the action.  On May 30, 2012, the Chancery Court entered an order granting this request, subject to the plaintiff paying attorneys’ fees and costs incurred by the defendants.  The order also provided that the plaintiff in the Eichenbaum Complaint would be required to pay the attorney’s fees and costs incurred by the defendants through May 20, 2013 in the event of a global settlement resulting from the Illinois Actions in which the plaintiff in the Eichenbaum Complaint participates and receives a fee award or an allocation of a fee award.

On June 10, 2013 and June 14, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Illinois Actions pending before the Chancery Division of the Circuit Court of Cook County, Illinois, entered into memorandums of understanding (the “MOUs”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOUs, Telular agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein. The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the Circuit Court and agreement on legal fees. Subject to satisfaction of the conditions set forth in the MOUs, the defendants will be released by the plaintiffs from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement and the disclosures relating to the foregoing. Additionally, the MOUs require all parties to use their best efforts to prevent, stay or seek dismissal of any other litigation against any of the parties to the MOUs that challenges the proposed transaction. The foregoing description of the MOUs do not purport to be complete and is qualified in its entirety by the full texts of the MOUs, which Telular intends to file in a subsequent amendment to the Schedule 14D-9. The press release announcing the entry into the MOUs, among other things, is attached hereto as Exhibit (a)(24).”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the heading “Extension of the Offer Period”:

“On June 14, 2013, Merger Sub extended the expiration of the Offer until 10:00 a.m. (New York City time) on Monday, June 24, 2013. The Offer was previously scheduled to expire at 12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013.  Continental Stock Transfer & Trust Company, the depositary in the Offer, has indicated that, as of the close of business on June 14, 2013, a total of approximately 10,252,389 Shares (including 73,636 Shares subject to notices of guaranteed delivery) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59% of the outstanding Shares. The joint press release announcing the extension of the Offer, among other things, is attached hereto as Exhibit (a)(24).”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(24)	Joint Press Release, dated June 14, 2013, Announcing Entry into Memorandums of Understanding, Waiver of Funding Condition and Extension of the Tender Offer. **

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation

By: /s/ JONATHAN M. CHARAK
Name: Jonathan M. Charak
Title: Chief Financial Officer

Dated: June 14, 2013